1 / 5 FERROVIAL N.V. ANNOUNCES AN INTERIM SCRIP DIVIDEND Amsterdam, 7 May 2026 – Ferrovial N.V. ("Ferrovial", Ticker: "FER") declares an interim scrip dividend of in aggregate EUR 400 M, payable in cash or in Ferrovial shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. The dividend per Ferrovial share will be determined based on the number of shares outstanding on the relevant ex-dividend date and is expected to be announced on 15 May 2026. Ferrovial shares will trade ex-dividend as of 18 May 2026 (the "European Ex- Dividend Date") on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges") and Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam"), and as of 19 May 2026 (the "US Ex-Dividend Date") on Nasdaq’s Global Select Market (“Nasdaq”). In compliance with applicable listing requirements, the dividend record date will be 19 May 2026. The number of outstanding Ferrovial shares entitled to receive one additional Ferrovial share (the "Ratio") will be determined based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 29 May 2026, and 1 and 2 June 2026. Ferrovial will calculate the Ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. The Ratio and the number of Ferrovial shares to be delivered in connection with the scrip dividend is expected to be announced on 11 June 2026. Ferrovial shareholders are given the opportunity to indicate their election between cash and Ferrovial shares: (1) from 20 May 2026 (9:00 am Central European Summer Time, "CEST") until 2 June 2026 (5:30 pm CEST), in relation to Ferrovial shares held through a custodian as a participant in (i) Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Euroclear Nederland"), or (ii) Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal ("Iberclear"); and (2) from 20 May 2026 (9:00 am Eastern Daylight Time, "EDT") until 2 June 2026 (5:00 pm EDT), in relation to Ferrovial shares held through a custodian as a participant in The Depository Trust Company ("DTC"), or as a holder of shares in registered form directly on the share register of Ferrovial ("Registered Form"). If no election is made during the relevant election period, an election for a dividend in shares will be deemed to have been made and the dividend will consequently be paid in shares. Banks and brokers may process the dividend in accordance with any applicable

2 / 5 default option as agreed upon in their respective contractual arrangements with Ferrovial shareholders or may set an earlier deadline for the receipt of election instructions from their clients to those detailed above. Ferrovial shareholders should contact their bank or broker to check their default option and timings. Distributions in cash, including settlement of share fractions in cash, where applicable, will be made in EUR, other than to Ferrovial shareholders who hold their shares (i) through custodians as participants directly in DTC, or (ii) in Registered Form, who will be paid in USD at the USD/EUR rate as per the BFIX: Bloomberg FX Fixings Frankfurt 2:00 pm CEST fixing of 2 June 2026. Dividends in cash, where applicable, are in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the cash amount to be paid. Dividends in the form of Ferrovial shares, which will be paid up from Ferrovial's reserves, are in principle subject to Dutch dividend withholding tax, but only in respect of the nominal value of such Ferrovial shares (which value amounts to EUR 0.01 per share). Ferrovial will bear the Dutch dividend withholding tax in respect of such dividends in the form of Ferrovial shares, which will amount to 17.65% on EUR 0.01 per scrip share. If you are entitled to an exemption from Dutch dividend withholding tax on the cash dividend, please contact your bank or broker to receive the full distribution on the dividend payment date as set out below. In addition, local tax withholding may be applicable depending on the tax residency, or other tax status of the shareholders. Additional information about the tax consequences of the scrip dividend can be found at www.ferrovial.com/en/ir-shareholders/share-information/shareholder- remuneration/flexible-dividend/. Ferrovial shareholders are advised to consult their tax advisors regarding these tax consequences in any relevant jurisdictions, including whether they may be entitled to an exemption from Dutch dividend withholding tax or can credit such tax. Ferrovial shares to be delivered as dividend will rank pari passu in all respects with Ferrovial's outstanding shares. The following expected timetable applies: 15 May 2026 : Announcement of the dividend per Ferrovial share amount 18 May 2026 : European Ex-Dividend Date 19 May 2026 : US Ex-Dividend Date 19 May 2026 : Dividend record date 20 May 2026 (9:00 am CEST) – 2 June 2026 (5:30 pm CEST) : Election period in relation to Ferrovial shares held through a custodian as a participant in Euroclear Nederland or Iberclear

3 / 5 20 May 2026 (9:00 am EDT) – 2 June 2026 (5:00 pm EDT) : Election period in relation to Ferrovial shares held through a custodian as a participant in DTC or a holder of shares in Registered Form 11 June 2026 : Announcement of Ratio and the number of Ferrovial shares to be delivered From 15 June 2026 : Dividend payment date in cash and delivery of Ferrovial shares If relevant changes to the timetable are made, they will be announced to the market. Election facilities will be made available via the bank or broker where Ferrovial shares are administered at the start of trading on 20 May 2026. Ferrovial shareholders are requested to indicate their choice within the election period set forth above, through their bank or broker, or directly as may be appropriate, to: (1) ING Bank N.V., if you are a holder of shares through a custodian that is a participant in Euroclear Nederland or Iberclear; (2) DTC, if you are a holder of shares through a custodian that is a participant in DTC; and (3) Computershare Trust Company, N.A., in accordance with the election form issued, if you are a holder of shares in Registered Form. Payment of the cash dividend and delivery of shares, with settlement of fractions in cash, if required, will take place from 15 June 2026 onwards on the basis of share entitlements on the dividend record date. Settlement in cash of fractions, if required, will take place based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 29 May 2026, and 1 and 2 June 2026. This document is made available by publication on Ferrovial's website and is the document referred to in article 1 paragraph 4 sub h of the EU Prospectus Regulation (2017/1129). More information on the rights attached to Ferrovial shares can be found at Corporate Policies - Shareholders and Investors | Ferrovial and more information about Ferrovial can be found at www.ferrovial.com/en/ir- shareholders/. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the timeline and main steps of the scrip dividend. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by Ferrovial and certain other sources with respect to Ferrovial’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,”

4 / 5 “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward- looking statements contain these words. Such statements may reflect various assumptions by Ferrovial concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond Ferrovial’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. Ferrovial makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this announcement or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts including from, for example, changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; the impact of certain swaps and hedging arrangements we enter into from time to time; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing or conflicting expectations in connection with sustainability and ESG matters; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in

5 / 5 this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward- looking statements to be covered by relevant safe harbor provisions for forward- looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. Ferrovial has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. Ferrovial is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on three stock markets: U.S. (Nasdaq100 Index), Spain (IBEX35), and the Netherlands. Ferrovial is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index.